UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Hokkan Holdings Kabushiki Kaisha
(Name of Subject Company)

Hokkan Holdings Limited
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Toyo Seikan Group Holdings, Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takuya Takeda Director Hokkan Holdings Limited Marunouchi-Mitsui Bldg., Marunouchi 2-2-2, Chiyoda-ku Tokyo 100-0005 Japan +81-3-3213-5110
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company) Copies to:
Kouki Ogasawara General Manager of General Affairs Department Toyo Seikan Group Holdings, Ltd. Osaki Forest Bldg., 2-18-1 Higashi Gotanda, Shinagawa-ku Tokyo 141-8627 Japan +81-3-4514-2001
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit I-1: Press release of Toyo Seikan Group Holdings, Ltd. and Hokkan Holdings Limited entitled “Execution of Memorandum of Understanding regarding the Business Integration between Toyo Seikan Group Holdings, Ltd. and Hokkan Holdings Limited” dated April 25, 2016.

Item 2.	Informational Legends

Included in Exhibit I-1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2) Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on April 26, 2016.

(2)	Not applicable.

2

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Satoshi Nishino
(Signature)
Satoshi Nishino Executive Officer Toyo Seikan Group Holdings, Ltd.
(Name and Title)
April 26, 2016
(Date)

3

Exhibit I-1

(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

April 25, 2016

To whom it may concern:

Company Name	Toyo Seikan Group Holdings, Ltd.
Name of Representative	President and Representative Director	Takao Nakai
(Code No. 5901 First Section, Tokyo Stock Exchange)
Contact	General Manager of General Affairs Department	Kouki Ogasawara
(Telephone +81-3-4514-2001)
Company Name	Hokkan Holdings Limited
Name of Representative	President and Representative Director	Tsunenobu Kudo
(Code No. 5902 First Section, Tokyo Stock Exchange and Sapporo Securities Exchange)
Contact	Director	Takuya Takeda
(Telephone +81-3-3213-5111)

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Execution of Memorandum of Understanding regarding the Business Integration between Toyo Seikan Group Holdings, Ltd. and Hokkan Holdings Limited

Toyo Seikan Group Holdings, Ltd. (“Toyo Seikan Group HD”) and Hokkan Holdings Limited (“Hokkan HD”; together with Toyo Seikan Group HD, collectively, the “Companies”) hereby announce that the Companies resolved today at their respective board of directors meetings to execute a memorandum of understanding (the “MOU”) regarding the business integration of the Companies (the “Business Integration”), and entered into the MOU as of today.

The Companies will proceed with detailed discussions and deliberations regarding the Business Integration in a spirit of equality.

1.	Background and Objectives of the Business Integration

(1)	Background of the Business Integration

Recently, the economic environment of the Companies has become increasingly severe due to shrinkage of the domestic market associated with Japan’s declining birth rate and aging population, intensifying competition with other companies, and increases in the prices of materials and energy.

To respond promptly to such environmental changes, it is desirable for the Companies to take advantage of each other’s strengths and utilize mutual resources, which enables the creation of new value. Based on this understanding, after careful deliberations between them, the Companies have agreed to aim to integrate their businesses.

(2)	Objectives of the Business Integration

As noted above, the Companies acknowledge that, in light of the decrease in domestic demand for packaging containers due to population decrease caused by the declining birth rate and the aging population in Japan, it is necessary to combine the managerial resources of the Companies’ groups to maximize corporate value by taking advantage of the strengths of both Companies.

In light of this situation, the Companies will, through the Business Integration, seek not only to achieve synergy effects and increases in profitability through integration of the advanced technical skills, quality and cost management, responsiveness to customer needs, and product development capabilities that the Companies have built up, but also to reduce procurement costs by taking full advantage of the economies of scale that come from sharing product specifications and increasing the efficiency of procurement logistics between the Companies’ groups. Further, in addition to optimizing domestic manufacturing infrastructure by increasing productivity through mutual exploitation of the domestic manufacturing bases of the Companies’ groups and reallocation of items manufactured, we seek to promote measures for expanding overseas business and creating new growth business through cooperation among overseas bases of the Companies’ groups and development of new overseas bases.

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By combining their collective efforts and realizing the effects of the Business Integration at an early stage, the Companies seek to develop further as a global enterprise. In addition, in conducting the Business Integration, the Companies will respect the corporate cultures of the Companies’ groups and seek to construct a corporate group responsible for stakeholders including shareholders, employees, clients, and the local community through actively contributing to economic and social development.

(3)	Expected Effects of the Business Integration

• Manufacturing and Sales	Optimization by increasing productivity through mutual exploitation of bases and organizations of the Companies and reallocation of items manufactured
• Procurement	Reduction of procurement costs by sharing of specifications and increasing the efficiency of procurement logistics
• Global Expansion	Business expansion and creation of growth businesses by establishing overseas networks of operational bases
• Technology, Research and Development	Strengthening of the ability to develop new products and technological manufacturing capabilities by integrating the Companies’ technology

2.	Outline of the Business Integration

(1)	Method of the Business Integration

The basic policy of the Business Integration is that, subject to approval at the shareholders’ meeting of Hokkan HD and the approval and permission of the relevant authorities necessary for the Business Integration, the Business Integration will be conducted through a share exchange whereby Toyo Seikan Group HD will become the wholly-owning parent company and Hokkan HD will become a wholly-owned subsidiary (the “Share Exchange”).

Hokkan HD will become a wholly-owned subsidiary of Toyo Seikan Group HD through the Share Exchange; therefore, the common stock of Hokkan HD is scheduled to be delisted prior to the effective date of the Share Exchange in accordance with the delisting standards of the Tokyo Stock Exchange and the Sapporo Securities Exchange. Further, the Companies will continue to discuss the optimization of organizational structure after the Business Integration with respect to Toyo Seikan Group HD, Hokkan HD and the operating companies owned by each of them, including possible reorganization in the future.

(2)	Schedule of the Business Integration (tentative)

April 25, 2016 (today)	Execution of the MOU
By the end of 2016 (tentative)	Execution of a definitive agreement on the Business Integration; Execution of a share exchange agreement for the Share Exchange
February 2017 (tentative)	Extraordinary shareholders’ meeting of Hokkan HD (Approval of a share exchange agreement for the Share Exchange)
April 1, 2017 (tentative)	Effective date of the Share Exchange

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(Note)	Toyo Seikan Group HD will conduct the Share Exchange without the approval of its shareholders’ meeting in accordance with the short-form Share Exchange procedures provided for under Article 796, Paragraph 2 of the Companies Act of Japan.

The current schedule above is tentative and is subject to change upon consultation and agreement between the Companies, if, as the Companies conduct procedures and consultations for the Business Integration going forward, any event occurs that would delay the execution of the Business Integration or make the execution difficult or impossible due to filings with the Japan Fair Trade Commission or other relevant authorities (including those under foreign competition laws), obtaining of necessary approvals, procedural necessity or other reasons.

(3)	Status after the Business Integration

Wholly-owning Parent Company Resulting from the Share Exchange (Note 1)
(1) Trade Name	Toyo Seikan Group Holdings, Ltd. (Note 2)
(2) Head Office (tentative)	2-18-1 Higashi-Gotanda, Shinagawa-ku, Tokyo
(3) Title and Name of Representative (tentative)	President and Representative Director Takao Nakai
(4) Appointment of Directors (tentative)	After the effective date of the Share Exchange, Tsunenobu Kudo, the President and Representative Director of Hokkan HD will be nominated as a director candidate at the first annual shareholders’ meeting. (Note 3)
(5) Principal Business (tentative)	Business management of group companies
(6) Fiscal Year End (tentative)	March 31

(Note 1) The above is the status after the Business Integration of Toyo Seikan Group HD, which would be the wholly-owning parent company resulting from the share exchange in the case where the Business Integration is to be conducted through the Share Exchange.

(Note 2) The Companies will continue to discuss a new trade name for Toyo Seikan Group HD after the Business Integration.

(Note 3) After the effective date of the Share Exchange, Tsunenobu Kudo, the President and Representative Director of Hokkan HD will serve as (i) an executive officer until the end of the first annual shareholders’ meeting and (ii) Vice-president and Director when he is elected as a director at that annual shareholders’ meeting.

(4)	Ratio of Integration

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The integration ratio of the Business Integration will be provided for in the definitive agreement on the Business Integration upon consultation between the Companies based on valuations and advice provided by the external institutions nominated by each of the Companies, including the results of due diligence to be conducted and share price calculation provided by third-party calculators, with due consideration of the market price of the Companies.

(5)	Establishment of the Integration Promotion Committee and the Integration Preparation Committee

Toyo Seikan Group HD and Hokkan HD will, to the extent reasonably permitted by applicable laws, have discussions with the aim of smoothly conducting the Business Integration at the Integration Promotion Committee, jointly led by each representative director as a joint chairman, and will consider and discuss the Business Integration at the Integration Preparation Committee consisting of members nominated by each joint chairman.

3.	Corporate Profiles of the Companies

(1) Name	Toyo Seikan Group Holdings, Ltd.	Hokkan Holdings Limited
(2) Head Office	2-18-1 Higashi-Gotanda, Shinagawa-ku, Tokyo	2-2-2 Marunouchi, Chiyoda-ku, Tokyo
(3) Name and Title of Representative	President and Representative Director Takao Nakai	President and Representative Director Tsunenobu Kudo
(4) Principal Business	Business management of group companies	Governing and managing the business activities of group companies
(5) Stated Capital	11,094 million yen (as of December 31, 2015)	11,086 million yen (as of December 31, 2015)
(6) Date of Incorporation	July 29, 1941	February 1, 1950
(7) Number of Shares Issued	217,775,067 shares (as of February 12, 2016)	67,346,935 shares (as of February 12, 2016)
(8) Fiscal Year End	March 31	March 31
(9) Number of Employees	(Individually) 390 (Consolidated) 18,446 (as of March 31, 2015)	(Individually) 26 (Consolidated) 1,864 (as of March 31, 2015)
(10) Major Banking Partners	Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Limited Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Gunma Bank, Ltd.	Mizuho Bank, Ltd. The Norinchukin Bank Mitsubishi UFJ Trust and Banking Corporation Sumitomo Mitsui Trust Bank, Limited The Bank of Tokyo-Mitsubishi UFJ, Ltd.

 I-1-5

(11) Major Shareholders and Associated Shareholdings	The Master Trust Bank of Japan, Ltd. (trust account)	9.35%	Tomoku Co., Ltd.	8.80%
	Toyo College of Food Technology	7.44%	Nippon Life Insurance Company	4.86%
	Japan Trustee Services Bank, Ltd. (trust account)	6.02%	Mizuho Bank, Ltd. (Standing agent: Trust & Custody Services Bank, Ltd.)	4.86%
	Toyo Institute of Food Technology	5.69%	Hokkan Holdings Group Business Partners’ Shareholding Association	4.23%
	Sumitomo Mitsui Banking Corporation	2.98%	The Norinchukin Bank	2.97%
	Fukoku Mutual Life Insurance Company	2.57%	Japan Trustee Services Bank, Ltd．(trust account)	2.69%
	Sumitomo Mitsui Trust Bank, Limited	2.52%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	2.68%
	Toyo Ink SC Holdings Co., Ltd.	1.74%	The Hokkaido Bank, Ltd.	2.62%
	The Gunma Bank, Ltd.	1.66%	Metal One Corporation	2.53%
	BNP Paribas Securities (Japan) Limited	1.63%	JFE Steel Corporation	2.32%
	(as of March 31, 2015)		(as of March 31, 2015)
(12) Related Interests
	Capital Ties	No important capital ties.
	Personnel Ties	No important personnel ties.
	Business Ties	No important business ties.
	Status as a Related Party	Neither company is a related party to the other company.

 I-1-6

(13) Financial Condition and Results of Operations for Each of Past Three (3) Years
Fiscal Year	Toyo Seikan Group Holdings, Ltd. (Consolidated)			Hokkan Holdings Limited (Consolidated)
	Fiscal Year Ended March			Fiscal Year Ended March
	2013	2014	2015	2013	2014	2015
Consolidated Net Assets	634,941	667,765	710,747	47,818	49,780	47,012
Consolidated Total Assets	991,071	1,068,525	1,137,899	134,862	138,175	134,820
Consolidated Net Assets per Share (yen)	2,816.83	2,971.34	3,164.11	666.92	686.19	640.91
Consolidated Sales	732,771	785,245	784,362	166,981	169,714	152,931
Consolidated Operating Income	16,156	27,858	15,080	4,937	3,765	816
Consolidated Ordinary Income	22,872	29,605	23,851	5,964	4,639	1,652
Consolidated Net Income (Loss)	11,232	13,800	3,604	3,042	1,966	(4,805)
Consolidated Net Income (Loss) per Share (yen)	55.54	68.03	17.77	45.23	29.24	(71.45)
Dividends per Share (yen)	12.00	14.00	14.00	7.50	7.50	7.50

(All amounts are in millions of yen, unless otherwise specified.)

- End -

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